Exhibit 12.3

Dominion Energy Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Nine	Twelve
	Months	Months
	Ended September 30,	Ended September 30,	Years Ended December 31,
	2017	2017	2016	2015	2014	2013	2012
Earnings, as defined:
Income from continuing operations before income tax expense	$478	$637	$607	$740	$846	$762	$747
Distributed income from unconsolidated investees, less equity in earnings	2	(1)	—	(3)	(1)	(2)	2
Fixed charges included in income	88	118	109	86	39	43	65
Total earnings, as defined	$568	$754	$716	$823	$884	$803	$814

Fixed charges, as defined:
Interest charges	$79	$106	$97	$74	$28	$30	$51
Rental interest factor	9	12	12	12	11	13	14
Total fixed charges, as defined	$88	$118	$109	$86	$39	$43	$65

Ratio of Earnings to Fixed Charges	6.45	6.39	6.57	9.57	22.67	18.67	12.52